FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 27, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X             Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Statement on the publication of the 2014 EBA EU-wide stress test results

26 October 2014

The Royal Bank of Scotland Group plc ("RBS") notes the announcements made today by the European Banking Authority (“EBA”) and the Prudential Regulation Authority (“PRA”) regarding the results of the 2014 EBA EU-wide stress test.

RBS's transitional Common Equity Tier 1 (“CET1”) ratio under the modelled adverse scenario was 8.2% under the EBA's published capital definitions and prescribed approach and 6.7% under the PRA definition. This was 1.2% above the post-stress minimum ratio requirement of 5.5% used in this exercise.

The equivalent ratio under the EBA modelled adverse scenario on a ‘fully loaded’ Basel 3 basis is also 6.7%.

The cumulative impact on operating profit, impairment in the banking book and losses in the trading book for the modelled stresses under the adverse scenario over the three years to 31 December 2016 are shown in the table below:

Outcome of the modelled adverse scenario at 31 December 2016.

	Transitional (EBA definition)	Transitional (PRA definition)1	Fully loaded
2013 published CET1 ratio	11.0%	8.6%	8.6%
EBA stress test results (EURm)
3-year cumulative operating profit before impairments	8,179	8,179	8,179
3-year cumulative stress banking book impairment	(20,010)	(20,010)	(20,010)
3-year cumulative losses from stress in trading book	(4,166)	(4,166)	(4,166)
of which stress valuation losses due to sovereign shock	(284)	(284)	(284)
EBA calculated risk-weighted assets	476,639	476,639	476,639
Resulting EBA-calculated CET1 ratio	8.2%	6.7%	6.7%

Note: The EBA stress test results are based on hypothetical adverse and baseline macroeconomic scenarios and a common methodology developed by the EBA (including a static balance sheet) applied across all participating banks. Neither the baseline scenario nor the adverse scenario should in any way be construed as an RBS forecast or directly compared to other information prepared by RBS. Citizens exposures are excluded from the credit disclosure template.

1 The PRA has required that the transitional CET1 ratio used in the stress test is under the PRA definition and not the EBA methodology (with one exception - explained below). In accordance with the PRA’s Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deductions  to CET1 have been applied in full (without transition relief) . The one exception referred (which is in line with the EBA methodology) is that recognition in the CET1 capital position of unrealised losses / gains on sovereign is phased in.

RBS continues to make good progress in improving its regulatory CET1 ratio. The ratio improved by 150 basis points to 10.1% as at 30 June 2014 from the CRR end-point basis CET1 ratio of 8.6% as at 31 December 2013. This improvement reflected actions taken to reduce legacy asset exposures coupled with a significant improvement in trading performance. RBS continues to target a CRR end-point basis CET1 ratio of around 11% at 31 December 2015 and above 12% by the end of 2016.

RBS also notes that two of its subsidiaries were subject to the European Central Bank’s (“ECB”) Comprehensive Assessment. Both have reported CET1 ratios above the post-stress minimum ratio requirement under the ECB-modelled adverse scenario:

•
Ulster Bank Ireland Limited's (“UBIL”) transitional Common Equity Tier 1 ratio under the modelled adverse scenario was 6.2%, which is based on the ECB's published capital definitions and prescribed approach.

•
The Royal Bank of Scotland N.V.'s (“RBS NV”) transitional Common Equity Tier 1 ratio under the modelled adverse scenario was 7.2%, which is based on the ECB's published capital definitions and prescribed approach.

RBS Group plc will announce its Q3 2014 Interim Results on Friday, 31 October 2014.

The detailed results of the capital exercise, as well as information on RBS exposures to central, regional and local governments in the EEA, are available via the links below:

•	RBS: http://storage.eba.europa.eu/documents/10180/851773/UK_2138005O9XJIJN4JPN90.pdf
•	UBIL: http://www.ecb.europa.eu/ssm/assessment/html/index.en.html
•	RBS NV: http://www.ecb.europa.eu/ssm/assessment/html/index.en.html

For further information, please contact:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations
+44 (0) 131 523 4205

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries’ regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS’s  actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.
ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	October 27, 2014	By:	/s/ Angela McEntee
Name: Angela McEntee
Title: Assistant Secretary